As filed with the Securities and Exchange Commission on October 7, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Audible, Inc.

(Exact name of registrant as specified in its charter)

65 Willowbrook Boulevard

Wayne, New Jersey 07470-7056

(Address of principal executive offices)

Delaware	22-3407945
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

Donald R. Katz

Chairman and Chief Executive Officer

Audible, Inc.

65 Willowbrook Boulevard

Wayne, NJ 07470-7056

(973) 837-2700

(Name, address, including zip code and telephone number, including area code of agent for service)

Copies to:

Nancy A. Spangler, Esq.

Piper Rudnick LLP

1775 Wiehle Avenue, Suite 400

Reston, VA 20190

(703) 773-4000

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be Registered (1)(2)	Amount of Registration Fee(2)
Common Stock, par value $0.01 per share	$125,000,000	$15,837.50(3)

(1)	An indeterminate number of shares of common stock is being registered as may at various times be issued at indeterminate prices, with an aggregate public offering price not to exceed $125,000,000. Certain selling stockholders may sell up to 3,725,000 shares of common stock under this registration statement.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(3)	The fee calculation is based upon $125,000.000 aggregate public offering price of our securities.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

SUBJECT TO COMPLETION, October 7, 2004

$ 125,000,000

[AUDIBLE, INC. LOGO]

COMMON STOCK

We may offer the common stock described in this prospectus at prices and on terms to be determined at or prior to the time of sale. In addition, certain selling stockholders listed in this prospectus and identified in supplements to this prospectus may offer and sell up to 3,725,000 shares of common stock under this prospectus at prices and on terms to be determined at or prior to the time of sale. We will not receive any of the proceeds from any sale of shares by the selling stockholders.

This prospectus describes the general manner in which our common stock may be offered using this prospectus. We will provide specific information about any offerings of our common stock in supplements to this prospectus. We encourage you to read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.

Our common stock is traded on the Nasdaq Small Cap Market under the symbol “ADBL”. On October 6, 2004, the closing price of one share of our common stock was $17.83.

Investing in our common stock involves a high degree of risk. You should carefully read and consider the risk factors beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October     , 2004.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the “SEC,” using a “shelf” registration process. Under this shelf process, we and the selling stockholders referred to in this prospectus and identified in supplements to this prospectus may from time to time sell the common stock described in this prospectus in one or more offerings up to a total dollar amount of proceeds of $125,000,000, of which the selling stockholders may sell up to 3,725,000 shares of our common. Each time we or the selling stockholders sell common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the manner in which the common stock will be offered. The prospectus supplement may also add, update, or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the prospectus supplement, you should rely on the information in that prospectus supplement. We encourage you to read this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and our common stock offered under this prospectus. The registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

When acquiring any common stock discussed in this prospectus, you should rely only on the information provided in this prospectus and the prospectus supplement, including the information incorporated by reference. Neither we, nor any underwriters or agents, have authorized anyone to provide you with different information. We are not offering the securities in any state where such an offer is prohibited. You should not assume that the information in this prospectus, any prospectus supplement, or any document incorporated by reference, is truthful or complete at any date other than the date mentioned on the cover page of those documents.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “Audible,” “we,” “us,” “our,” or similar references mean Audible, Inc.

OUR BUSINESS

We are the leading provider of digitally delivered spoken word audio on the Web. We specialize in the spoken word, selling membership-based spoken audio content, such as audio versions of books, newspapers, magazines, original productions, and public radio subscriptions. Consumers shop, purchase, and download audio content from www.audible.com® directly to personal computers for listening in a variety of ways. Most of our customers download audio to their PCs and Macs and then transfer the audio to MP3 players, personal digital assistants (PDAs), or “smart” wireless telephones for mobile listening. Others “burn” the content to audio CDs for playback on CD players. Others simply listen at their computers or though a digital home entertainment network. Audible.com® is also the Apple iTunes Music Store’s exclusive provider of spoken word products for downloading or streaming via the Web and Amazon.com’s pre-eminent provider of spoken word content for digital distribution.

We offer customers the opportunity to join AudibleListener®, a monthly membership service. For a fixed monthly fee, AudibleListener customers may download a specific number of titles of their choice from our Web site. Customers may also purchase individual titles, as well as subscribe to one of our 42 daily, weekly, or monthly subscription products. Customers can select from more than 54,000 hours of audio content, much of which is available in digital audio format only at www.audible.com. The selection of audio in our store ranges from more than 6,500 best-selling and classic audiobooks, to audio editions of national periodicals such as The Wall Street Journal, Forbes, and Scientific American. Language instruction, personal development, stand-up comedy, children’s audio, and historic speeches & readings, along with fiction, business, mystery, and romance are among the 145 categories of listening available to our customers.

At audible.com, customers who commit to 12 months of the AudibleListener service receive a free MP3 player. We provide an MP3 player to the customer as an incentive to join the AudibleListener program. Several manufacturers, including Apple Computer, Creative Labs, palmOne, Hewlett-Packard, Kenwood, PhatNoise, Rio Audio, Samsung, and Toshiba support and promote the enjoyment of our audio on all or some of their MP3 players, PDAs or cellular telephones. Manufacturers support us by including our AudibleReady software on their devices and may also include audio samples on the device, as well as insert marketing brochures in the device box. Our manufacturing partners may also provide point-of-purchase sales support, after-market promotions, and Web-based and e-mail customer outreach. We work with original equipment manufacturers (OEMs) of mobile audio devices, original design manufacturers (ODMs), and integrated circuit vendor (ICV) partners to simply and rapidly adopt Audible’s technology for use in manufactured devices.

Since launching the service in 1997, over 420,000 customers in 120 countries have purchased content at audible.com, and thousands more have purchased our content at the Apple iTunes music store. We acquire new customers through a variety of marketing methods, including e-mail, targeted Web advertising, paid search, word-of-mouth, marketing partnerships with device manufacturers and retailers and targeted radio advertising. Beyond leveraging our first-to-market technology in the English language, we have recently announced our plans to launch Audible services in France and Germany later in 2004.

The market for the Audible® service results from the increasing usage of the Internet, the growth of hand-held electronic devices that have digital audio capabilities, and the increasing number of hours commuters spend in traffic when they cannot read or look at a computer screen. In contrast to traditional radio broadcasts or satellite radio, the Audible service offers customers access to content of their choice and the ability to listen to what they want, when and where they want — whether commuting, exercising, relaxing, or sitting at their personal computers. Unlike traditional and online bookstores, which are subject to physical inventory constraints and shipping delays, we provide a selection that is readily available in digital format that can be quickly delivered over the Internet directly to our customers.

We provide new sources of revenue for publishers of books, newspapers, magazines, newsletters, radio shows, professional journals and business information. In addition, our service provides companies that distribute or promote our service with a wide selection of digital audio content to offer to their customers.

We were incorporated in Delaware in November 1995. Our principal executive offices are located at 65 Willowbrook Boulevard, Wayne, New Jersey 07470, and our telephone number is (973) 837-2700. Our Web site is accessible at www.audible.com. Information on our website does not constitute part of this prospectus.

Additional information regarding us, including our audited financial statements and descriptions of our business, is contained in the documents incorporated by reference in this prospectus. See “Where You Can Find More Information” below and “Incorporation of Documents by Reference” below.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We use words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intends,” “plans,” “projections” and other similar expressions to identify some forward-looking statements, but not all forward-looking statements include these words. All of our forward-looking statements involve estimates and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to the key factors described under the caption “Risk Factors” and elsewhere in any accompanying prospectus supplement.

We caution that the factors described in this prospectus and in any accompanying prospectus supplement could cause actual results to differ materially from those expressed in any of our forward-looking statements and that investors should not place undue reliance on those statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, we undertake no obligation to update any forward-looking statement contained or incorporated by reference in this prospectus to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. New factors that could cause our business not to develop as we expect emerge from time to time, and it is not possible for us to predict all of them. Further, we cannot assess the impact of each currently known or new factor on our results of operations or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

RISK FACTORS

The prospectus supplement applicable to the common stock we offer will contain a discussion of risks applicable to an investment in us and our common stock that we are offering under that prospectus supplement. Prior to making a decision about investing in our common stock, you should carefully consider the specific factors discussed below and under the caption “Risk Factors” in the applicable prospectus supplement, together with all of the other information contained in the prospectus supplement or appearing or incorporated by reference in this prospectus.

We have a limited operating history with which you can evaluate our business and our future prospects.

Our limited operating history and limited number of customers makes predicting our future operating results difficult. From the time we were incorporated in November 1995 until September 1997, we generated no revenue while we developed our secure delivery system and a prototype audio playback device, created our audible.com Web site and established relationships with providers of audio content. Although we began earning limited revenue in October 1997, we have continued to focus our resources on refining and enhancing our Web site, playback and management software, in expanding our content selections, and developing relationships with manufacturers of digital audio players. We have limited history of selling content and content subscription services to users of portable electronic devices manufactured by other parties. We expect to spend resources on growing our customer base and expanding our service and promoting our brand name.

We have limited revenue, we have a history of losses, we may not be profitable in the future, and we may need additional financing, which may not be available to us.

We had total revenue of approximately $9,071,000, $12,370,000, and $19,324,000 in 2001, 2002 and 2003, respectively. This limited revenue makes it difficult to predict our future quarterly results, and our revenue and operating results can vary significantly quarter to quarter. Our revenue is dependent on the availability and sales of AudibleReady players by third-party manufacturers. We had content and services revenue of approximately $7,462,000, $11,288,000, and $18,594,000 in 2001, 2002 and 2003, respectively. Bulk content sales of $1,435,000 were recognized in 2001 and of this amount $1,285,000 related to barter arrangements; there is no assurance that we will be able to sell bulk content in the future. We had operating expenses of approximately $36,633,000, $29,956,000, and $23,160,000 in 2001, 2002, and 2003, respectively. Because most of our expenses, such as employee compensation and rent, are relatively fixed in the short term, we may be unable to significantly adjust our spending to compensate for unexpected revenue shortfalls. Based on our currently proposed business plans and related assumptions, we believe that our cash and cash equivalents balance as of June 30, 2004, will enable us to meet our anticipated cash requirements for operations and capital expenditures for the foreseeable future. However, there can be no assurance that additional financing will be available to us when needed, if at all. This would likely affect the market price of our common stock in a manner which, may be unrelated to our long-term operating performance. As of June 30, 2004, we have incurred net operating losses of approximately $131,791,000 since inception.

Our common stock has been relatively thinly traded and we cannot predict the extent to which a trading market will develop, which may adversely affect our share price.

Our common stock trades on the Nasdaq Small Cap Market. Our common stock is thinly traded compared to larger more widely known companies in our industry. Thinly traded common stock can be more volatile than common stock trading in an active public market. We cannot predict the extent to which an active public market for the common stock will develop or be sustained in the future.

We are working to comply with the requirements of Section 404 of the Sarbanes-Oxley Act.

Beginning with the year ending December 31, 2004, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include an internal control report of management with our annual report on Form 10-K, which is to include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. That report will also be required to include a statement that our independent auditors have issued an attestation report on management’s assessment of our internal control over financial reporting and on the operating effectiveness of our internal control over financial reporting.

In order to achieve compliance with Section 404 within the prescribed period, management has formed an internal control steering committee, engaged outside consultants and adopted a detailed project work plan to assess the adequacy of our internal control over financial reporting, remediate any control deficiencies that have been identified, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We may not, however, be able to complete in a timely manner the work necessary for our management to issue its management report and may not be able to report that our internal control over financial reporting is effective. In addition, we can give no assurance that our independent auditors will be able to issue unqualified attestation reports on management’s assessment or on the operating effectiveness of our internal control over financial reporting.

We must retain a significant portion of our AudibleListener customers, or our revenue will be affected adversely.

Our AudibleListener service is a major source of our revenue. If too many AudibleListener customers cancel their membership, our revenue will suffer. The funds we spend on marketing to acquire new customers reflect assumptions about how many customers we can acquire and how long they will remain customers. If our actual experience falls short of our assumptions, our revenue will be materially affected.

The market for our service is uncertain and consumers may not be willing to use the Internet to purchase spoken audio content, which could harm our business.

There can be no assurance that our current business strategy will enable us to sustain profitable operations. Downloading of audio content from the Internet is a relatively new method of distribution and its growth and market acceptance is highly uncertain. Our success will depend in large part on more widespread consumer willingness to purchase and download spoken audio content over the Internet. Purchasing this content over the Internet involves changing purchasing habits, and if consumers are not willing to purchase and download this content over the Internet, our revenue will be limited, and our business will be materially adversely affected. We believe that acceptance of this method of distribution may be subject to network capacity constraints, hardware limitations, company computer security policies, the ability to change user habits, and the quality of the audio content delivered Our revenue from the sales of Audible content at the Apple iTunes Music store is dependent upon a continuing relationship with Apple Corp.

We may not be able to license or produce sufficiently compelling audio content to attract and retain customers and grow our revenue.

If we are unable to obtain licenses from the creators and publishers of content to have that content available on our Web site on terms acceptable to us, or if a significant number of content providers terminate their agreements with us, we would have less content available for our customers, which would limit our revenue growth and materially adversely affect our financial performance. Our future success depends upon our ability to accumulate and deliver premium spoken audio content over the Internet. Although we currently collaborate with the publishers of periodicals and other branded print materials to convert their written material into original spoken audio content, the majority of our content originates from producers of audiobooks, radio broadcasts, and other forms of spoken audio content. Although many of our agreements with content providers are for terms of one to five years, our content providers may choose not to renew their agreements with us or may terminate their agreements early if we do not fulfill our contractual obligations. We cannot be certain that our content providers will enter into new agreements with us on the same or similar terms as those currently in effect, or that additional content providers will enter into agreements on terms acceptable to us.

Manufacturers of electronic devices may not manufacture, make available, or sell a sufficient number of products suitable for our service, which would limit our revenue growth.

If manufacturers of electronic devices do not manufacture, make available, or sell a sufficient number of players promoted as AudibleReady, or if these players do not achieve sufficient market acceptance, we will not be able to grow revenue, and our business will be materially adversely affected. Manufacturers of electronic devices have experienced delays in their delivery schedule of their digital players due to parts shortages and other factors. Although the content we sell can be played on personal computers, we believe that a key to our future success is the ability to playback this content on hand-held electronic devices that have digital audio capabilities. We depend in large measure on manufacturers, such as Apple Computer, Creative Labs, palmOne, Hewlett-Packard, Rio Audio, and Samsung to develop and sell their own products and promote them as AudibleReady.

We must establish, maintain, and strengthen our brand names, trademarks, and service marks in to acquire customers and generate revenue, or our business will be harmed.

If we fail to promote and maintain our brand names, our business, operating results, and financial condition could be materially adversely affected. We believe that building awareness of the “Audible”, “Audible.com”, “AudibleComedy”, “Audible Hear There and Everywhere”, “AudibleListener”, “AudibleManager”, “AudibleOriginals”, “AudibleReady”, and “Click.Hear” brand names is critical to achieving widespread acceptance of our service by customers, content providers, device manufacturers, and marketing and distribution companies with which we have business relationships. To promote our brands, we will need to increase our marketing expenditures. We have applied for registration in the United States of several of our trademark and service marks, including but not limited to “Audible Entertainment Network”, “AudibleMusic”, “AudibleErotica”, and “Who You Gonna Listen To”. We cannot assure you that these trademarks and service marks will be granted.

Increasing availability of digital audio technologies may increase competition and reduce our gross margins, market share, and profitability.

If we do not continue to enhance our service and adapt to new technology, we will not be able to compete with new and existing distributors of spoken audio. As a result, we may lose market share and our business would be materially adversely affected. The market for the Audible service is rapidly evolving and intensely competitive. We expect competition to intensify as advances in and standardization of digital audio distribution, download, security, management, and playback technologies reduce the cost of starting a digital audio delivery system or a service that gathers audio content. To remain competitive, we must continue to license or develop technology internally that will enhance the features of the Audible service, our software that manages the downloading and playback of audio content, our ability to compress audio files for downloading and storage, and our security and playback technologies. Increased competition is likely to result in price reductions, reduced gross margins, and loss of market share –any of which could materially adversely affect our financial performance.

Our industry is highly competitive and we cannot assure you that we will be able to compete effectively, which would harm our business.

We face competition in all aspects of our business and we cannot assure you that we will be able to compete effectively. We compete for consumers of audio content with other Internet-based audio distributors and distributors of audio on cassette tape or compact disc. We compete with others for relationships with manufacturers of electronic devices with audio playback capabilities. The business of providing content over the Internet is experiencing rapid growth and is characterized by rapid technological changes, changes in consumer habits and preferences, and the emergence of new and established companies. We compete with (1) traditional and online retail stores, catalogs, clubs, and libraries that sell, rent, or loan audiobooks on cassette tape or compact disc, such as Audio Book Club, Borders, Barnes & Noble, and Recorded Books, (2) Web sites that offer streaming access to spoken audio content using tools such as the RealPlayer or Windows Media Player, (3) other companies offering services similar to ours, such as Media Bay or AudioFeast and (4) online and Internet portal companies such as America Online, Inc., Yahoo! Inc., and Microsoft Network, with the potential to offer audio content. Many of these companies have financial, technological, promotional, and other resources that are much greater than those available to us and could use or adapt their current technology, or could purchase technology, to provide a service directly competitive with the Audible service.

Capacity constraints and failures, delays, or overloads could interrupt our service and reduce the attractiveness of our service to existing or potential customers.

Any capacity constraints or sustained failure or delay in using our Web site could reduce the attractiveness of the Audible service to consumers, which would materially adversely affect our financial performance. Our success depends on our ability to electronically, efficiently, and with few interruptions or delays distribute spoken audio content through our Web site to a large number of customers. Accordingly, the performance, reliability, and availability of our Web site, our transaction processing systems and our network infrastructure are critical to our operating results. We have experienced periodic systems interruptions including planned system maintenance, hardware and software failures triggered by high traffic levels, and network failure in the Internet and our Internet service providers. We believe the complexities of our software and hardware and the potential instability of the Internet due to rapid user growth mean that periodic interruptions to our service are likely to continue. A significant increase in visitors to our Web site or simultaneous download requests could strain the capacity of our Web site, software, hardware, and telecommunications systems, which could lead to slower response times or system failures.

These interruptions may make it difficult to download audio content from our Web site in a timely manner.

We could be liable for substantial damages if there is unauthorized duplication of the content we sell, which would adversely affect our business.

We believe that we are able to license premium audio content in part because our service has been designed to reduce the risk of unauthorized duplication and playback of audio files. If these security measures fail, our content may be vulnerable to unauthorized duplication playback. If others duplicate the content we provide without authorization, content providers may terminate their agreements with us and hold us liable for substantial damages. Although we maintain general liability insurance, including insurance for errors or omissions, we cannot assure you that the amount of coverage will be adequate to compensate us for these losses. Security breaches might also discourage other content providers from entering into agreements with us. We may be required to expend substantial money and other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches.

We do not have a comprehensive disaster recovery plan and we have limited back-up systems, and a disaster could severely damage our operations and could result in loss of customers.

If our computer systems are damaged or interrupted by a disaster for an extended period of time, our business, results of operations, and financial condition would be materially adversely affected. We do not have a comprehensive disaster recovery plan in effect and do not have fully redundant systems for the Audible service at an alternate site. Our operations depend upon our ability to maintain and protect our computer systems– all of which are located in our headquarters and at a third party offsite hosting facility. Although we maintain insurance against general business interruptions, we cannot assure you that the amount of coverage will be adequate to compensate us for our losses.

Problems associated with the Internet could discourage use of Internet-based services like ours and adversely affect our business.

If the Internet fails to develop or develops more slowly than we expect as a commercial medium, our business may also grow more slowly than we anticipate, if at all. Our success will depend in large part on increasing use of the Internet. There are critical issues concerning the commercial use of the Internet which we expect to affect the development of the market for the Audible service, including:

•	Secure transmission of customer credit card numbers and other confidential information

•	Reliability and availability of Internet service providers

•	Cost of access to the Internet

•	Availability of sufficient network capacity

•	Ability to download audio content through computer security measures employed by businesses

The loss of key employees could jeopardize our growth prospects.

The loss of the services of any of our executive officers or other key employees could materially adversely affect our business. Our future success depends on the continued service and performance of our senior management and other key personnel, particularly Donald R. Katz, our Chairman and CEO. We do maintain a $2.5 million key-man life insurance policy on Mr. Katz. We do not have employment agreements with any of our executive officers or other key employees.

Our inability to hire new employees may hurt our growth prospects.

The failure to hire new personnel could damage our ability to grow and expand our business. Our future success depends on our ability to attract, hire, and retain highly skilled technical, managerial, editorial, marketing, and customer service personnel, and competition for these individuals is intense.

We may not be able to protect our intellectual property, which could jeopardize our competitive position.

If we fail to protect our intellectual property, we may be exposed to expensive litigation or risk jeopardizing our competitive position. The steps we have taken may be inadequate to protect our technology and other intellectual property. Our competitors may learn or discover our trade secrets or may independently develop technologies that are substantially equivalent or superior to ours. We rely on a combination of patents, licenses, confidentiality agreements, and other contracts to establish and protect our technology and other intellectual property rights. We also rely on unpatented trade secrets and know-how to maintain our competitive position. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and the diversion of our management and technical resources, which would harm our business.

Other companies may claim that we infringe their copyrights or patents, which could subject us to substantial damages.

If the Audible service violates the proprietary rights of others, we may be required to redesign our software, and re-encode the Audible content, or seek to obtain licenses from others to continue offering the Audible service without substantial redesign and such efforts may not be successful. We do not conduct comprehensive patent searches to determine whether our technology infringes patents held by others. In addition, software development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed with regard to similar technologies. Any claim of infringement could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract our management from our business. A party making a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from offering the Audible service. Any of these events could have a material adverse effect on our business, operating results, and financial condition.

We could be sued for content that we distribute over the Internet, which could subject us to substantial damages.

A lawsuit based on the content we distribute could be expensive and damaging to our business. Our service involves delivering spoken audio content to our customers. As a distributor and publisher of content over the Internet, we may be liable for copyright, trademark infringement, unlawful duplication, negligence, defamation, indecency, and other claims based on the nature and content of the materials that we publish or distribute to customers. Although we generally require that our content providers indemnify us for liability based on their content (and we carry general liability insurance), the indemnity and the insurance may not cover claims of these types or may not be adequate to protect us from the full amount of the liability. If we are found liable in excess of the amount of indemnity or of our insurance coverage, we could be liable for substantial damages and our reputation and business may suffer.

Future government regulations may increase our cost of doing business on the Internet, which could adversely affect our cost structure.

Laws and regulations applicable to the Internet, covering issues such as user privacy, pricing, and copyrights are becoming more prevalent. The adoption or modification of laws or regulations relating to the Internet could force us to modify the Audible service in ways that could adversely affect our business.

We may become subject to sales and other taxes for direct sales over the Internet, which could affect our revenue growth.

Increased tax burden could make our service too expensive to be competitive. We do not currently collect sales or other similar taxes for download of content into states other than in New Jersey. Nevertheless, one or more local, state, or foreign jurisdictions may require that companies located in other states collect sales taxes when engaging in online commerce in those states. If we open facilities in other states, our sales into such states may be taxable. If one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the sale of our content, the increased cost to our customers could discourage them from purchasing our services, which would materially adversely affect our business.

Our charter and bylaws could discourage an acquisition of our company that would benefit our stockholders.

•	Our board of directors, without stockholder approval, may issue Preferred stock on terms that they determine. This preferred stock could be issued quickly with terms that delay or prevent the change in control of our company or make removal of management more difficult. Also, the issuance of preferred stock may cause the market price of our common stock to decrease

•	Our board of directors is “staggered” so that only a portion of its members are elected each year

•	Only our board of directors, our chairman of the board, our president or stockholders holding a majority of our stock can call special stockholder meetings

•	Special procedures must be followed in order for stockholders to present proposals at stockholder meetings

These provisions could have the effect of delaying, deterring, or preventing a change in the control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company, or may otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could materially adversely affect the market price of our common stock.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, we intend to use the net proceeds of any securities sold by us for general corporate purposes and potential acquisitions. We will not receive any proceeds from the sale of shares of common stock by any selling stockholders.

DESCRIPTION OF COMMON STOCK

This prospectus contains a summary of the common stock that we and the selling stockholders may offer. This summary is not meant to be a complete description of the common stock. However, this prospectus and the accompanying prospectus supplement contain the material terms and conditions for the common stock. The following summary description of our common stock is based on the provisions of our amended and restated articles of incorporation and amended and restated bylaws and the applicable provisions of the Delaware General Corporation Law. This information is qualified entirely by reference to the provisions of our articles of incorporation and bylaws. For information on how to obtain copies of our certificate of incorporation and bylaws, see “Where You Can Find More Information.”

AUTHORIZED CAPITAL

As of June 3, 2004, our amended and restated certificate of incorporation, as amended, provides that we have authority to issue the following capital stock: 40,000,000 shares of common stock, $.01 par value, of which 21,511,041 shares are issued and outstanding as of October 7, 2004; 10,000,000 shares of undesignated preferred stock, $.01 par value, none of which are outstanding.

COMMON STOCK

Subject to the rights of the holders of any preferred stock that may be outstanding from time to time, holders of our common stock are entitled to receive dividends as may be declared by our board of directors out of funds legally available to pay dividends, and, in the event of liquidation, dissolution or winding up of our affairs, to share in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Each holder of common stock is entitled to one vote for each share held of record on the applicable record date for all matters submitted to a vote of stockholders. Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption, purchase, retirement or sinking fund provisions with respect to our common stock. Thus, the holders of a majority of our outstanding common stock will be able to elect all members of our board of directors and to take other actions requiring a vote of our common stock. Our common stock is traded on The Nasdaq Small Cap Market under the symbol “ADBL.”

SELLING STOCKHOLDERS

The following table sets forth the number of shares beneficially owned by each of the selling stockholders listed below as of September 30, 2004. None of the selling stockholders has committed to sell any shares under this prospectus. No estimate can be given as to the amount of our common stock that will be beneficially owned by any selling stockholders after completion of this offering because the selling stockholders may offer all, some or none of the shares of our common stock beneficially owned by them. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below. The number of shares to be offered by the selling stockholders will be disclosed in a supplement to this prospectus.

Name	Shares Beneficially Owned Prior to the Offering (1)			Shares Covered by this Prospectus	Shares Beneficially Owned After the Offering (1)
	Number		Percent (2)		Number	Percent (2)
Apax Excelsior VI, LP	7,431,874	(3)	34.1%	2,392,601	5,039,273	23.1%
Apax Excelsior VI-A, C.V.	607,074	(4)	2.8	195,440	411,634	1.9
Apax Excelsior VI-B, C.V.	404,423	(5)	1.9	130,199	274,224	1.3
Patricof Private Investment Club III, LP	253,963	(6)	1.2	81,760	172,203	*
Random House, Inc.	416,667		1.9	125,000	291,667	1.4
Random House Ventures LLC	981,366	(7)	4.5	300,000	681,366	3.1
Bertelsmann Multimedia, Inc.	631,996		2.9	225,000	406,996	1.9
Donald R. Katz	807,037	(8)	3.7	150,000	657,037	3.0
Andrew Kaplan	363,624	(9)	1.7	125,000	238,624	1.1

Total	11,898,024			3,725,000	8,173,024

*	Less than 1%
(1)	Beneficial ownership determined in accordance with the rules of the SEC and generally includes voting or investment with respect to securities.
(2)	The percentage of beneficial ownership is based on 21,511,041 shares of common stock outstanding as of September 30, 2004.
(3)	Includes 284,833 shares of common stock issuable upon exercise of warrants.
(4)	Includes 23,266 shares of common stock issuable upon exercise of warrants.
(5)	Includes 15,500 shares of common stock issuable upon exercise of warrants.
(6)	Includes 9,733 shares of common stock issuable upon exercise of warrants.
(7)	Includes 292,777 shares of common stock issuable upon exercise of warrants.
(8)	Includes 348,287 shares of common stock issuable upon exercise of options.
(9)	Includes 334,291 shares of common stock issuable upon exercise of options.

PLAN OF DISTRIBUTION

The securities may be sold from time to time in one or more transactions,

•	directly to purchasers,

•	through agents,

•	to or through underwriters or dealers, or

•	through a combination of these methods.

The securities may be distributed at,

•	a fixed price or prices, which may be changed,

•	market prices prevailing at the time of sale,

•	prices related to the prevailing market prices, or

•	negotiated prices.

GENERAL

Underwriters, dealers, agents and remarketing firms that participate in the distribution of the offered securities may be “underwriters” as defined in the Securities Act. Any discounts or commissions they receive from us or any selling shareholders and any profits they receive on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters, agents or dealers and describe their commissions, fees or discounts in the applicable prospectus supplement.

AGENTS

We or any selling stockholders may designate agents to sell the securities. The agents will agree to use their best efforts to solicit purchases for the period of their appointment. We or any selling stockholders may also sell securities to one or more remarketing firms, acting as principals for their own accounts or as agents for us. These firms will remarket the securities upon purchasing them in accordance with a redemption or repayment pursuant to the terms of the securities.

UNDERWRITERS

If underwriters are used in a sale, they will acquire the offered securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions. These sales will be made at a fixed public offering price or at varying prices determined at the time of the sale. We may offer the securities to the public through an underwriting syndicate or through a single underwriter.

Unless the applicable prospectus supplement states otherwise, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions contained in an underwriting agreement that we will enter into with the underwriters at the time of the sale to them. The underwriters will be obligated to purchase all of the securities of the series offered if any of the securities are purchased, unless the applicable prospectus supplement says otherwise. Any initial public offering price and any discounts or concessions allowed, reallowed or paid to dealers may be changed from time to time.

DEALERS

We or any selling stockholders may sell the offered securities to dealers as principals. The dealer may then resell such securities to the public either at varying prices to be determined by the dealer or at a fixed offering price agreed to with us at the time of resale.

DIRECT SALES

We or any selling stockholders may choose to sell the offered securities directly. In this case, no underwriters or agents would be involved.

INSTITUTIONAL PURCHASERS

We or any selling stockholders may authorize agents, dealers or underwriters to solicit certain institutional investors to purchase offered securities on a delayed delivery basis pursuant to delayed delivery contracts providing for payment and delivery on a specified future date. The applicable prospectus supplement will provide the details of any such arrangement, including the offering price and commissions payable on the solicitations.

We will enter into such delayed contracts only with institutional purchasers that we approve. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions.

INDEMNIFICATION; OTHER RELATIONSHIPS

We or any selling shareholders may have agreements with agents, underwriters, dealers and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Agents, underwriters, dealers and remarketing firms, and their affiliates, may engage in transactions with, or perform services for, us in the ordinary course of business. This includes commercial banking and investment banking transactions.

MARKET MAKING, STABILIZATION AND OTHER TRANSACTIONS

Any underwriter may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Copies of these reports, proxy statements and other information may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may request copies of these documents by writing to the SEC and paying a fee for the copying costs. You may also call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov. Our common stock is traded on The Nasdaq Small Cap Market and you may inspect the reports, proxy statements and other information we file with The Nasdaq stock market at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, Washington, D.C. 20006.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” certain of our publicly filed documents into this prospectus, which means that we may disclose material information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and any later information that we file with the SEC will automatically update and supersede this information. We will incorporate by reference the documents listed below and any additional documents we file with the SEC under Sections 13(a) or 14 of the Securities Exchange Act of 1934 until the offering of the securities is terminated. This prospectus is part of a registration statement on Form S-3 that we filed with the SEC and does not contain all of the information set forth in the registration statement.

The following documents that we previously filed with the SEC are incorporated by reference:

(1) our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed on March 30, 2004;

(2) our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004 filed on May 17, 2004;

(3) our Quarterly Report on Form 10-Q/A for the fiscal quarter ended June 30, 2004 filed on September 9, 2004;

(4) our Proxy Statement dated May 4, 2004, relating to the 2004 Annual Meeting of Stockholders;

(5) our Current Reports on Form 8-K filed on August 31, 2004 and September 20, 2004; and

(6) the description of our common stock which is contained under the caption “Description of the Registrant’s Securities to be Registered” in our registration statement on Form 8-A filed with the SEC on June 28, 1999, and including any amendment or report filed for the purposes of updating such description.

We will provide any person to whom a copy of this prospectus is delivered, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents unless specifically incorporated by reference. You should direct any requests for documents to Audible, Inc., 65 Willowbrook Boulevard, Wayne NJ 07470, Attention: Investor Relations.

LEGAL MATTERS

The validity of the shares of common stock offered was passed upon for us by Piper Rudnick LLP.

EXPERTS

The financial statements of Audible, Inc. as of December 31, 2002 and 2003, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the offerings described in this registration statement, all of which will be paid by the registrant.

Securities and Exchange Commission registration fee	$15,837.50
Legal fees and expenses	5,000.00
Accounting fees and expenses	10,000.00

Total	$30,837.50

Indemnification of Officers and Directors

Section 145 of the Delaware General Corporation Law (“Section 145”) permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Our Bylaws include provisions to require us to indemnify our directors and officers to the fullest extent permitted by Section 145, including circumstances in which indemnification is otherwise discretionary. Section 145 also empowers us to purchase and maintain insurance that protects our officers, directors, employees and agents against any liabilities incurred in connection with their service in such positions.

Exhibits

The following exhibits are filed or incorporated by reference, as stated below:

Exhibit No.	Description
1.1	The form of underwriting agreement will be filed as an exhibit to a current report of the registrant and incorporated in this registration statement by reference.

3.1	Amended and Restated Certificate of Incorporation of Audible, Inc. (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 dated April 23, 1999 (Commission File No. 333-76985)).

3.1.2*	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Audible, Inc.

3.2	Amended and Restated By-laws of Audible, Inc. (incorporated herein by reference to Exhibit 3.2 to the Registration Statement on Form S-1 dated April 23, 1999 (Commission File No. 333-76985)).

4.1	Form of Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1/A dated May 18, 1999 (Commission File No. 333-76985)).

5.1*	Opinion of Piper Rudnick LLP regarding legality.

23.1*	Consent of KPMG LLP, independent registered public accounting firm

23.2*	Consent of Piper Rudnick LLP (included in Exhibit 5.1)

24.1*	Powers of Attorney (included in signature page).

*	Filed herewith

Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered in this registration statement, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered in this registration statement, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions detailed in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Wayne, State of New Jersey, on October 7, 2004.

AUDIBLE, INC.

By:	/s/ Donald R. Katz
Donald R. Katz
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated. Each person whose signature appears below constitutes and appoints Donald R. Katz, Andrew P. Kaplan and Nancy A. Spangler, and each of them acting alone, his true and lawful attorney in fact and agent, each with full power of substitution, for him and in his name, place and stead in any and all capacities to execute in the name of each such person who is then an officer or director of the registrant any and all amendments (including post effective amendments) to this registration statement and to file the same therewith with the Securities and Exchange Commission, granting unto said attorney in fact and agent full power and authority to do and perform each and every act and thing required or necessary could do in person, hereby ratifying and confirming all that said attorney in fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Name	Title	Date
/s/ Donald R. Katz Donald R. Katz	Chief Executive Officer and Chairman (Principal Executive Officer)	October 7, 2004

/s/ Andrew P. Kaplan Andrew P. Kaplan	Chief Financial Officer, Executive Vice President, Finance and Administration, and Director (Principal Financial Officer and Principal Accounting Officer)	October 7, 2004

/s/ Winthrop Knowlton Winthrop Knowlton	Director	October 7, 2004

/s/ Richard Sarnoff Richard Sarnoff	Director	October 7, 2004

/s/ Gary L. Ginsberg Gary L. Ginsberg	Director	October 7, 2004

Johannes Mohn	Director

/s/ Alan Patricof Alan Patricof	Director	October 7, 2004

/s/ William Washecka William Washecka	Director	October 7, 2004

/s/ Oren Zeev Oren Zeev	Director	October 7, 2004

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